Exhibit 3.3

AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ZYNERBA PHARMACEUTICALS, INC.

Pursuant to Section 228 and Section 242 of the

General Corporation Law of the State of Delaware (“DGCL”)

Zynerba Pharmaceuticals, Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: That the board of directors of the Corporation duly adopted resolutions declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on September 5, 2014 and that this amendment was submitted to the stockholders of the Corporation for approval.

SECOND: The first paragraph of Article FOURTH, is amended in its entirety as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 70,000,000, consisting of (i) 50,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”) and (ii) 20,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

Without any other action on the part of the Corporation or any other person, effective immediately upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the “Effective Time”), each 1.88 shares of the Corporation’s Common Stock issued and outstanding (the “Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of Old Common Stock, convert into one (1) fully paid and nonassessable shares of Common Stock (the “New Common Stock”).  The conversion described in the foregoing sentence shall be collectively referred to herein as the “Reverse Stock Split”.  Any shares of Old Common Stock currently held in the Corporation’s treasury shall also be converted into Common Stock in accordance with the Reverse Stock Split.  No fractional shares of Common Stock shall be issued upon the Reverse Stock Split.  In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of the Common Stock as determined in good faith by the board of directors of the Corporation.  Whether or not fractional shares would be issuable upon the

Reverse Stock Split shall be determined on the basis of the total number of shares of Old Common Stock held by each holder of such stock at the time of the Reverse Stock Split and the aggregate number of shares of New Common Stock issuable to each such holder upon the Reverse Stock Split.  From and after the Effective Time, any stock certificates that, immediately prior to the Effective Time, represented the shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock into which such Old Common Stock has been converted in the Reverse Stock Split pursuant to this Certificate of Amendment.  There shall be no conversion of the Series 1 Preferred Stock in connection with the Reverse Stock Split; provided, however, the Series 1 Conversion Price of the Preferred Stock shall be adjusted for the Reverse Stock Split in accordance with Section B.4.5. of Article Fourth”

THIRD:  The foregoing amendment was duly adopted in accordance with Section 228 and Section 242 of the DGCL.

IN WITNESS WHEREOF, Zynerba Pharmaceuticals, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this 30th day of July, 2015.

ZYNERBA PHARMACEUTICALS, INC.

By:	/s/ Suzanne Hanlon
Name:	Suzanne Hanlon
Title:	Secretary, General Counsel and Vice President, Human Resources